SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                               GETTY REALTY CORP.
                  ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                            par value $0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   374297 10 9
                  ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 2010
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
         | |    Rule 13d-1(b)
         | |    Rule 13d-1(c)
         |X|    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 374297 10 9                13G                       Page 2 of 5 Pages

--------------------------------------------------------------------------------
COMMON STOCK
------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Leo Liebowitz
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) | |
         (b) |X|
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
Beneficially Owned              2,431,830
by Each Reporting          -----------------------------------------------------
Person With                (6)  Shared Voting Power
                                614,580 (disclaims beneficial ownership of
                                303,623 of these shares)
                           -----------------------------------------------------
                           (7) Sole Dispositive Power
                                2,431,830
                           -----------------------------------------------------
                           (8) Shared Dispositive Power 614,580 (disclaims
                               beneficial ownership of 303,623 of these shares)
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
         3,046,410
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         |  |
--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         9.1%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP No. 374297 10 9                13G                       Page 3 of 5 Pages


Item  1(a). Name Of Issuer:

            Getty Realty Corp.

Item  1(b). Address of Issuer's Principal Executive Offices:

            125 Jericho Turnpike, Suite
            103 Jericho, New York 11753

Item  2(a). Name of Person Filing:

            Leo Liebowitz

Item  2(b). Address of Principal Business Office or, if none, Residence:

            Getty Realty Corp.
            125 Jericho Turnpike, Suite 103
            Jericho, New York 11753

Item  2(c). Citizenship:

            United States

Item  2(d). Title of Class of Securities:

            Common stock, par value $0.01 per share

Item  2(e). CUSIP Number:

            374297 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

         (a)     | | Broker or dealer registered under Section 15 of the Act

         (b)     | | Bank as defined in Section 3(a)(6) of the Act

         (c)     | | Insurance company as defined in Section 3(a)(19) of the Act

         (d)     | | Investment company registered under Section 8 of the
                     Investment Company Act

         (e)     | | An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii) (E)

         (f)     | | An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F)

         (g)     | | A parent holding company or control person in accordance
                     with Rule 13d-1(b)(ii)(G)

         (h) | | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

CUSIP No. 374297 10 9                13G                       Page 4 of 5 Pages


         (i)     | | A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)     | | Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box. |
|

Item  4. Ownership

Common Stock

      (a)   Amount Beneficially Owned: As of December 31, 2010: 3,046,410 shares

      (b)   Percent of Class: 9.1%

      (c)   Number of shares as to which the person has:

            (i)   sole power to vote or direct the vote: 2,431,830

            (ii) shared power to vote or direct the vote: 614,580 (disclaims beneficial ownership of 303,623 of these shares)

            (iii) sole power to dispose or to direct the disposition of:
                  2,431,830

            (iv)  shared power to dispose or to direct the disposition of:
                  614,580 (disclaims beneficial ownership of 303,623 of these shares)

Item  5. Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. | |

Item  6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item  8. Identification and Classification of Members of the Group.

         Not applicable.

CUSIP No. 374297 10 9                13G                       Page 5 of 5 Pages


Item  9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2011                    /s/ Leo Liebowitz
                                            -----------------
                                            Leo Liebowitz